September 30, 2009

Via EDGAR
Mr. Jay Knight
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington, DC 20549

Re:	Camden Learning Corporation
Form 10-K for the transition period January 1, 2009 to May 31, 2009
Filed August 20, 2009
File No. 000-52919

Dear Mr. Knight:

On behalf of Camden Learning Corporation (the “Company”), we are filing this letter in response to the Staff’s comments to the Company’s Form 10-K for the transition period January 1, 2009 to May 31, 2009 (the “10-K”).  The Staff’s comments are set forth in a letter from Larry Spirgel, Assistant Director, addressed to David Warnock, Chief Executive Officer of the Company, dated September 22, 2009.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.

Cover Page

1.	In future filings, please revise your cover page to include the SEC Commission file number.

We acknowledge the Staff’s comment and will revise our cover page accordingly in future filings.

2.
We note that you report your Common Stock, Warrants, and Units as being registered pursuant to Section 12(b) of the Exchange Act, and that the “Over the Counter Bulletin Board” is the exchange on which such securities are registered. Please note that the OTCBB is not considered a national securities exchange for purposes of registration under Section 12(b). Further, your Form 8-A filed on November 19, 2007 only registers these securities under Section 12(g), not 12(b). Therefore, in future filings, please revise your disclosure to indicate these securities are registered pursuant to Section 12(g), not 12(b).

We acknowledge the Staff’s comment and will revise our disclosure accordingly in future filings.

Part 1. – Item 1. Business, page 2

Redemption Rights, page 4

3.
You state in the penultimate sentence of the first paragraph on page 5, “Even if less than 30% of the stockholders, as described above, exercise their redemption rights, we may be unable to consummate a business combination if such redemption leaves us with funds less than an aggregate fair market value equal to at least 80% of the amount in our trust account (less the deferred underwriting discount and commission and taxes payable) at the time of such transaction, which amount is required for our initial business combination.” In your response, please further explain to us the nature of this restriction. Also, approximate what percentage of stockholders would have to exercise their redemption rights in order for the aggregate fair market value to equal less than 80% of the amount in your trust account (less the deferred underwriting discount and commissions and taxes payable). We may have further comment upon review of your response.

The nature of this restriction was intended to make clear that it is possible we could be prohibited from consummating a business combination with a transaction value that is close to the value of the trust account if, following any redemptions of common stock from the trust account, we actually have a smaller amount remaining in trust than may be required to consummate such transaction.  The actual percentage of stockholders that would have to exercise their redemption rights in order for this potential scenario to be realized cannot be calculated in the absence of an actual transaction, as the value of that transaction would need to be known in order to make such calculation.  However, as of the date hereof, we have filed a proxy statement requesting stockholder approval for a transaction with Dlorah, Inc. that has a value of over $143 million.  Dlorah will not be obligated to close the transaction unless, among other things, Camden has at least $22,166,290 in the trust account.  If 1 share fewer than 30% of the shares sold in our IPO (1,987,889) vote against the transaction and request redemption of their shares, at a redemption price of $7.92 that would mean $15,744,081 would be distributed from the trust to satisfy redemption requests.  With approximately $52 million in the trust currently, there should be more than enough to pay off the redemption requests and satisfy Dlorah's closing condition of $22,166,290.  Accordingly, the language cited by the Staff will not be a factor.  We have eliminated the cited disclosure in our proxy statement due to its inapplicability, and we will modify or eliminate the cited language in all future documents filed with the SEC, including all subsequent year end reports on Form 10-K.

In connection with our response to your comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please contact the undersigned at (410) 878-6800 or Adam Mimeles, Esq. at (212) 370-1300 ext. 7118.

Very truly yours,

/s/ David Warnock
David Warnock
Chief Executive Officer